FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 2, 2007

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

(Translation of registrant’s name into English)

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Press Conference

Results H1 2007

We switch to English just now. The results of managing our capital discipline result in a court tier one ratio 612 and of course also result have resulted in a share buy back for the maintain capital discipline.
Growth, we can see very solid growth in the bio-Latin America. Our retail loans which consist of household loans en SME-loans have gone up considerably; operating income is up by 20.6% at constant ....... expenses are up by only 9.6%. We see similar growth in the P&L in Asia. We therefore are confident to see that continue.
We did see some disappointment in Antonveneta but we do expect that to improve over the course of the second half.
On the efficiency and I’m nearly coming to the end of my story, the BU Netherland an BU North-America as we shared with you are on track to improve their efficiency ratio. We saw the operating income in the Netherlands go up, we saw good volume growth and strong cost control in the Netherlands in the first half. In LaSalle we saw also good growth operating income and good management of expenses.
The BU Europe has reach profitability in the course of 2007. That is very important as you might recall that we made that one of our key deliverables and we can see that shifting to significant profitability in the course of 2007.
Strong improvement in BU global markets; moving down from the efficiency ratio op 19.6 to 68.3. Strong improvement, based on revenue growth as well as strength in the cost control and the profit for the period, therefore increased to 730 million for the first half of 2007, which is a remarkable result.
BU global clients. We promised to manage our global clients BU more effectively for capital returns and get a return on a sign with capital in excess of 20%. We are delivering that at this moment in time. We are doing that in much more efficient way than in the past.

The focus, therefore has significantly improved. We have seen the benefits of that.
We have over the many years since 2001 sold a significant number of businesses, including LeasePlan, Bouwfonds and US Morgans. We have sold a few businesses in the course of 2007. We have of course made … disposal of LaSalle and focused our footprint around 15 countries. We are making only limited acquisitions. Our ongoing commitment is to continue to manage for value and manage our portfolio for value.
We don’t have any intention of disposing major assets as this part in time.
Finally, a look at the capital ratio’s. As you can see we have managed them tightly to stay around the 6 and 8 which are …. targets, de 6 core tier 1 and 8% tier 1 ratio, we've also managed our risk.…… carefully down to 2% from the end of June 2006.

We are on our way to deliver the EPS target of at least € 2.30 share. You can see that when we look at this slide structurally improved operating performance on it will deliver EPS on adjusted basis.
I would like to hand over back to Rijkman to talk through the strategic options with you.

De heer Groenink: I'll guide you through the process which we have come through.
Recap. Our vision and our view.
We have for many years had the ambition to be a leading European based bank with strong sustainable market positions in Brasil, Asia and Italy.
We focused our strategy on the needs of our clients. We are e very client focused bank. We're focusing on the mid-market clients, mid-market segments in commercial and consumer.
The business value and business ….. value creation. This is the strategy which we have been developing over the years. It crystallized into a form, ….. we spend thinking about how tot execute that strategy which resulted in a new organizational construction on 1.1.2006. With that structure we have been executing our strategy and to success as Huib Boumeester has just shown to you.
Same time where we were revaluing our strategy the stand-alone basis, we also continued to think about wether or alternative based to execute our strategy for a merger or transformational deal. As we have recorded also publicly we have been in talks with many, many parties over the years.
This cumulated in a very focused set of sessions reviewing our stand-alone options, reviewing and comparing with …………. ……. we did it in February 2007. We based ourselves of course on the interest of the company and all its stakeholders, but certainly also the interest of our shareholders.
We concluded that it would not be as an …. alternative frost to break up the bank of to continue our stand-alone situation, that would result in the highest value creation for our shareholders. This process ended in discussions with Barclays as you all know, the proposed merger, which was announced on April 23.

To recap the opportunities.
It is a significant opportunity to celebrate our strategy. Remember our strategy is to be a global universal bank with strong market positions in Europe, Asia and Latin-America.
Our focus is on our customers, in local franchises, to be served also by global product capabilities, which of course Barclays is adding to with his asset management and capital markets capabilities and its core business. Of course it is value creating for our shareholders, it's for sure. We can say that compared to the historical performance of ABN AMRO share price also the offer of Barclays creates superior value for shareholders.

Due to the characteristics of our two business we are very complementary. Next to the fact that we are able create substantial cost synergies, there is a lot of revenue benefit and revenue synergies to be expected by the combination of the two and the combining strength and values of both businesses.
The transaction which we announced op 23 April 2007 was Barclays merger at the same time of the sale of LaSalle. As I said we left the stand-alone and break-up scenario for what they were. Particularly not the cost of break-up ABN AMRO would not generate value for shareholders but it would certainly take a substentional al period of time and would have high execution risk for our shareholders. In valuating the bid of Barclays we set against the stand-alone scenario of the bank and against the break-up scenario. We concluded that the merger with Barclays was absolutely superior.
You know all in the mean time we received also an offer from the Consortium. We have now reached the stage, as of last Monday, 23 July, that Barclays has announced a revised offer, which is in see through value, at that point was € 35,73 per share, and 37% in cash. The offer of Barclays has been strengthened by the entering of Barclays in a strategic partnership with the China Development Bank and a strong investment as financial investment by Tamasek of Singapore.
At the same day the Consortium launched their offer for ABN AMRO which is maintained at the original € 38,40 per share of which proximately 93% in cash.
Interesting of course to note in this respect is that the bid of Barclays at the 23th April was based on the actual sales price of LaSalle. Not of a imputed sales price which was substantial less. All analists put the value of LaSalle at a maximal of 15, 16 billion dollars, we managed to realize 21. On that basis Barclays raised its bid on the 23th April with roughly 2 euros.
Don’t forget that the Consortium came afterwards with 38.40. They would never have given us 38.40 if that price of 21 billion had not been on the table.

Now of course, the 23 July, the Consortium moving from over 50% cash to 93% of cash. That of course is only because we sold LaSalle and we´re bringing cash to the table to front this transaction. I can say that management actions by ABN AMRO let to a very high offer of both banks, of both parties, that certainly the 38.40 / 93% cash can be attributed to the value of the bank in the first place and the actions that the management of ABN AMBO has taken to actually make that value visible.

We have used the week of 23 July, till this weekend, to carefully review both offers. The revised offer of Barclays requests us to under the merger protocol to renew our recommendation. There is no such a request from the Consortium for a recommendation outside some noises in the press. We have never until now received a request for a recommendation. Never the less we reviewed both offers next to each other. They are both bidding for exactly the same. So in that sense we have created the level playing field for the bidders, there are not bidding for different assets. They are bidding for exactly the same. The offers can be also compared by the shareholders and by the market, because there are exactly on the same basis.
So that level playing field is very important. We have started the process which is required from us by the Dutch rules, the take-over rules, which says that the board of ABN AMRO have to give a recent opinion of the merits of both offers. It is not as in the UK-situation, Anglo-Saxon situation, that we are required to make a recommendation to shareholders. The Dutch law tells us that we have to give a recent opinion on the overall merits of the offer. So in that sense we have reviewed the offers.

The conclusions are simple. The revised offer of Barclays continues to attract the attention of the board, the merits is attractiveness based on the strategic growth of ABN AMRO. We continue to support the Barclays offer because we feel that overall the Barclays merger plan with ABN AMRO is to the benefit of the bank and all it´s stakeholders.
But, of course, we have to recognize and we do, that the value to shareholders of this Barclays bid is inferior to what the Consortium is offering. Therefore at this point we can not recommend the Barclays offer to shareholders.
We have negotiated the necessary amendments to the merger protocol. The merger protocol will stay in place, which means that is an agreed deal between ABN AMRO and Barclays, but not recommended at this point.
And amendments will be … with the SAC today, the market due and the market will be able to see what exact changes have been agreed upon.

The Consortium offer: the same amount of scrutiny by the two boards and their financial and legal advisors. It’s a simple metric: the offer of the Consortium is financially superior to the Barclays offer. So we don’t have to debate that very long. It offers a substantial premium …… Barclays revised proposal. But, of course there are a number of uncertainties and unknowns in the offer of the Consortium. First of all they need shareholders approval.
Start with Fortis, a week from now. The Royal Bank of Scotland shareholders meeting. Santander shareholders meeting has already approved.
If they do receive the approval by their shareholders they still have the place, a very very considerable amount of shares in the market, has been …. extensively.
The next hurdle we see – I better call it unknown – is the decision of the Dutch Central Bank. What is the Central Bank going to advise? The ministry on the so called “verklaring van geen bezwaar”. As this point we have no idea what the Dutch Central Bank will do. That creates uncertainly for the Consortium offer and therefore for our shareholders.

The last point is – and that is a very general point – in which we have not had a chance to discuss in detail with the Consortium, but we certainly will, and that is that the Consortium offer contains a very general and too wide material adverse change clause which for our shareholders should be unacceptable.
On that basis we cannot recommend as long as that situation exists and persists, the offer to our shareholders.
Of course the quality of the two bids on the underline …….. I already made some remarks on the Barclays offer. Of course those have been extensively debated and argued and we made the announcement on 23th April. Those arguments and that reasonings still stands. Nothing is changed at that respect. We have separately reviewed the quality of the proposal by the Consortium and of course the one thing which stands out and makes it very difficult for us to whole heartedly underwrite the idea behind the proposal that is the break-up of the bank in two/three pieces and the following and inherent risks related to the breaking-up scenario. The execution risks of that scenario are perceived ……. by us and therefore ….. threat to the stability of the bank to customers and employees and those of course, as you know as stakeholders who´s interest we have to take into account. That remains a difficult point. It doesn't take away as I have said earlier that the banks united in the Consortium of course all three are first class banks, there is no doubt about that, their intentions are in it self very businesslike and professional. So we want to engage with the Consortium to see whether we can eliminate a number of our concerns in the interest of the bank stakeholders and also in the interest of shareholders, to see that this bid gets the attention its deserves. Also that the negatives, which are there, can eliminated of mitigated substantially.

To review the position: we are not going to recommend either of the two offers. But we do continue to support the Barclays bid. It fits with our strategic vision, which we developed in the past. We were engaged with both parties, to continue to ensure a …………..playing field we have created now. We want to remove uncertainties associated with the offer and to make sure that both offers continue to be available to ABN AMRO’s shareholders.
This is a start in presentational form. I would suggest that we open the floor now for questions.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Cautionary statement regarding forward-looking statements

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO Holding N.V. (“ABN AMRO”). Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward looking statement. Such factors include, without limitation, the outcome of the offers for our business by Barclays PLC (“Barclays”) and the consortium of Fortis, RBS and Santander (the “Consortium”); the completion of our proposed disposition of LaSalle; the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; the outcome of ongoing criminal investigations and other regulatory initiatives related to compliance matters in the United States and the nature and severity of any sanctions imposed; and other risks referenced in our filings with the US Securities and Exchange Commission. For more information on these and other factors, please refer to Part I: Item 3.D “Risk Factors” in our Annual Report on Form 20-F filed with the US Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the US Securities and Exchange Commission. The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

Additional Information

On July 30, 2007, ABN AMRO filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the US Securities and Exchange Commission in which it advised the ABN AMRO shareholders that the ABN AMRO Managing Board and the ABN AMRO Supervisory Board are not currently in a position to recommend either the offer launched by the Consortium or the potential offer by Barclays and that ABN AMRO will further engage with both parties with the aim of continuing to ensure a level playing field and minimizing any of the uncertainties currently associated with the offers and with a view to optimizing the attractive alternatives available to ABN AMRO's shareholders.

Barclays has filed with the US Securities and Exchange Commission a Registration Statement on Form F-4 (as amended) which contains a prospectus.  Barclays expects to file with the US Securities and Exchange Commission additional amendments to such Registration Statement as well as a Tender Offer Statement on Schedule TO and other relevant materials.  In addition, ABN AMRO expects that it will file with the US Securities and Exchange Commission a

Solicitation/Recommendation Statement on Schedule 14D-9 in respect of the potential offer by Barclays and other relevant materials. Such documents, however, are not currently available.

INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTIONS IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain a free copy of such filings without charge, at the SEC's website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Barclays and ABN AMRO, without charge, once they are filed with the SEC.

The publication and distribution of this document and any separate documentation regarding the intended offer, the making of the intended offer and the issuance and offering of Barclays ordinary shares may, in some jurisdictions, be restricted by law. This document is not being published and the intended offer is not being made, directly or indirectly, in or into any jurisdiction in which the publication of this announcement and the making of the intended offer would not be in compliance with the laws of that jurisdiction. Persons who come into possession of this announcement should inform themselves of and observe any of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: August 2, 2007	By:	/s/ Dies Donker
		Name:	Dies Donker
		Title:	Head of Investor Relations

	By:	/s/ Willem Nagtglas Versteeg
		Name:	Willem Nagtglas Versteeg
		Title:	Company Secretary